Exhibit (21)

Opinion, Dated May 6, 2021, of Dott.ssa Elena Comparato, the Head of the Legal Service of the Department of Treasury - Ministry of Economy and Finance relating to the Republic of Italy’s 0.875% Notes due May 6, 2024 and 3.875% Notes due May 6, 2051

[Letterhead of the Legal Service of the Department of Treasury– Ministry of Economy and Finance]

May 6, 2021

Morgan Stanley Europe SE

Citigroup Global Markets Europe AG

Deutsche Bank Aktiengesellschaft

(as Representatives of the several Underwriters

named in Schedule I to the Pricing Agreement)

c/o	Morgan Stanley Europe SE

Grosse Gallusstrasse 18

60312, Frankfurt-am-Main

Germany

Dear Sirs:

As Head of the Legal Service of the Department of Treasury– Ministry of Economy and Finance, I have acted as internal counsel for the Ministry of Economy and Finance of the Republic of Italy ("Italy") in connection with the issuance by Italy of US$ 2,000,000,000 aggregate principal amount of its 0.875% Notes due 2024 and US$ 1,500,000,000 aggregate principal amount of its 3.875% Notes due 2051 (the "Notes") pursuant to the Form Underwriting Agreement, filed as Exhibit B to the Registration Statement under Schedule B (333-234057) and incorporated by reference in the Registration Statement under Schedule B (333-249472) (the "Underwriting Agreement"), between Italy on the one hand and the parties thereto on the other hand, and the related Pricing Agreement, dated as of April 27, 2021 (the "Pricing Agreement"), between Italy and yourselves, among others.

All capitalized terms not defined herein have such definitions as are specified in the Underwriting Agreement. Any reference to the Fiscal Agency Agreement made herein shall be intended as made to the Fiscal Agency Agreement dated as of January 29, 2013, between Italy and Citibank, N.A. (the "Fiscal Agent").

This opinion is furnished to you pursuant to Section 8(c) of the Underwriting Agreement. This opinion is limited to the laws of Italy as currently interpreted and is given on the basis that it will be governed by and construed with them, and any liability which may arise in respect of it is governed by the laws of Italy.

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Based upon the foregoing, I am of the opinion that:

1.	The Notes have been duly authorized and executed in accordance with the laws of Italy and, assuming due authentication by the Fiscal Agent, have been duly and validly issued and delivered and, assuming their compliance with New York State law, constitute valid, legally binding, direct, unconditional and general obligations of Italy enforceable in accordance with their terms and entitled to the benefits of the Fiscal Agency Agreement, assuming its approval as required by state contract law; the full faith and credit of Italy is pledged for the due and punctual payment of the Notes and for the performance of the obligations of Italy with respect thereto; and the Notes will rank pari passu, without any preference one over the other by reason of priority of date of issue, currency of payment or otherwise, with all other unsecured indebtedness of Italy in respect of money borrowed by Italy and guarantees given by Italy in respect of money borrowed by others.

2.	Neither the execution and delivery of the Underwriting Agreement, the Pricing Agreement, the Notes, the Fiscal Agency Agreement, nor the consummation of the transactions therein contemplated nor compliance with the terms and provisions thereof, including performance of each of the obligations contained in the Notes, will result in a breach of any of the terms, conditions or provisions of any treaty, convention, material agreement or material instrument to which Italy is a party or by which Italy is bound or constitute a default thereunder.

A copy of this opinion will be furnished to the Fiscal Agent pursuant to Section 8(d) of the Fiscal Agency Agreement dated as of January 29, 2013.

Very truly yours,

By:	/s/ Elena Comparato
Dott.sa Elena Comparato
Head of the Legal Service of the Department of Treasury
Ministry of Economy and Finance

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